Exhibit (a)(1)(J)

Supplemental Q&A Regarding Maxim’s Offer

to Repurchase for Cash Certain Underwater Stock Options

This Supplemental Q&A supersedes Items 11, 12 and 13 of the Original Q&A regarding Maxim’s offer posted on the Maxim Intranet on November 18, 2008. All other provisions of the Original Q&A remain unchanged.

1.	Why is Maxim providing this supplemental Q&A?

In the Original Q&A, Maxim stated that the eligible employees participating in the offer who are entitled to receive $10,000 or more will receive their payments in four equal installments in January, April, July and October of 2009, subject to continuing employment.

We are providing this Supplemental Q&A to inform you that we have amended the offer so that participating employees who are not officers, regardless of the amount of cash they are entitled to receive, will receive full payment in cash on the first administratively practicable payroll date following the expiration of the offer and will no longer be paid in four quarterly installments.

2.	Do officers have different vesting terms?

As was the case before, payments for officers will vest over the longer of two years or the original option vesting term. The fair value calculation (based on Black-Scholes valuation) with respect to the options is the same for all employees, including officers.

3.	What other terms of the offer have changed?

In addition to the changes to the vesting terms discussed in this Supplemental Q&A, we have updated certain disclosures and procedural descriptions in the main offer document. Please log onto the offer website and carefully review the document entitled “Offer to Purchase Eligible Stock Options,” as amended on November 26, 2008.